NORTEL NETWORKS
                                                                  Res. #15927770
                                                      Modertor:  Paul Malcolmson
                                                          7/28/00 - 7:15 a.m. MT
                                                                          Page 9

                                 NORTEL NETWORKS

                            Modertor: Paul Malcolmson
                                  July 28, 2000
                                  9:45 a.m. ET


Operator:      Ladies and gentlemen, thank you for standing by. Welcome to the
               Nortel Networks financial analysts conference call. At this time, all participants are in a listen-only mode, and we will later conduct a question and answer session. At that time, if you have a question, you will need to press the one, followed by the four, on your push-button phone. As a reminder, this conference is being recorded today, Friday, July 28th, 2000, and I would now like to turn the conference over to Mr. Paul Malcolmson, director of investor relations. Please go ahead, sir.

Paul Malcolmson:    Good morning, ladies and gentlemen. Welcome to the financial analysts and investor conference call regarding the definitive agreement that we announced this morning, under which Nortel Networks will acquire Alteon Web Systems, the leader in content-aware switching. We have from Nortel Networks Clarence Chandran, chief operating officer, Bill Conner, president of enterprise solutions, and from Alteon Web Systems, Dominic Orr, president and chief executive officer.

               Following a brief commentary from Clarence Chandran and Dominic Orr, we will address as many questions as possible in the allotted time slot.

               Before we begin, I will remind you that certain statements made during this analyst conference call may be considered forward-looking statements. As such, you are directed to the risk factors contained in today's press release. At this point, I will turn the call over to Clarence and Dominic for a brief overview. Clarence?

Clarence Chandran:  Thank you, Paul, and good morning, again, ladies and gentlemen. It's great to be back with you after just a few days of being apart. We're delighted this morning to be announcing our agreement with Alteon Web Systems for $7.8 billion. And what this does for Nortel Networks and for Alteon is take the next generation of high-performance Internet and enables it with the full richness of the content-aware, broadband service delivery from edge to edge. As you may recall that last November we talked to you about our vision for creating the high-performance, profitable optical and wireless Internet, and we've done this in a very deliberate way over the past several months, including our partnerships with the storage partners, and server partners, such as EMC, Sun Microsystems, and HP, bringing to bear our portfolio of gigabyte switches, the Passport, our 8600, and with Optera Metro leading optical solutions in the Metro, our acquisition of Professional Services Dimension, the 120 person unit that are blackbelts in Internet data center consulting, our hosted application management and delivery, with Epicon [sp] and now Shasta, and of course, our caching relationship with Interlibria [sp].

               What Alteon does is it takes us absolutely into the leadership space of content-aware networking, so that the server load balancing the content-aware switching that is a fundamental requirement in Internet data centers for the next generation of Internet service providers for the New Economy.

               Nortel Networks is squarely positioned now to deliver the full richness of the optical Internet and the wireless Internet to our customers, and I'm delighted to now turn this over, in a new coming together, of Alteon systems, to my new colleague, Dominic Orr, who will be the president of Nortel's content networking business unit. Dominic?

Dominic Orr:   Thank you, Clarence.  Ladies and gentlemen, welcome back, also, to-- welcome to Alteon. We, as you recall, announced a phenomenal growth quarter-- last quarter, primarily in the intelligent web-switching business and also announcing a new service platform called Integrated Service Director.

               We firmly believe the year 2000 is the year for the whole content switching market share to gel, and Alteon is coming into this year with really strong momentum, and what we want to do is to leverage on an existing, powerful engine in the service provider market of Nortel Networks to increase our market share to an absolute dominant level. The way we think about it is, as you recall, for those of you who attended our conference call last week, was that one of the limiting factors of growth for Alteon is service delivery and integration capability in the Internet Data Center, where we absolutely have dominant market share. We find the coming together of Nortel's dimensions, professional services, the existing Passport 8600 switches, and Optera Metro switches, strongly extends our delivery capability in this space. But even more powerful, the observation, as you recall in our conference call, is that content switching is definitely spreading very fast into the edge, into the point of presence, and those of you who attended our conference call will recall, I conjectured that in a few quarters our business in the POPS [sp] will be even stronger than our business in the data center and that has nothing to do with lack of growing of the data centers, the growth there is tremendous.

               We believe the currents of business in the past were driven by broad band access so the obvious integration of the Shasta platform and Alteon technology is clear win. However, the third killer slot is, we believe, the content switching technology is really going to be needed in the 3G wireless level of Internet access where special set up and tear down rate is going to be two or three orders of magnitude compared to the wireline access, and that is a perfect application of the Alteon web switching technology. And because of that we believe there is a very rare opportunity when the market is gelling so fast Alteon has the technology momentum, Nortel has the market delivery, the customer care mechanism, and also the access for wireless and broadband equipment, and this is a perfect time for us to combine forces to absolutely dominate market share in this space, and that's why we are very excited for this union.

P. Malcolmson: Great.  Thank you Dominic.  We will now start the Q&A session. To allow as many people as possible to participate I ask that you limit your questions to a maximum of two. Operator, would you please lay out the process for the Q&A session and may we have our first question, please?

Operator:      Thank you. Ladies and gentlemen, we will now begin the question and answer session. If you have a question, please press the one followed by the four on your push-button phone. You will hear a three tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one followed by the three. If you are on a speaker phone, please pick up your handset before entering your request.

               One moment, please, for the first question.

               Your first question is from Mark Sue of Lehman Brothers, please proceed with your question.

Mark Sue:      Thank you. Clarence, can you talk about for what time frame you will continue to resell the product as it is, the A switch, and the 700 series from Alteon? And perhaps your vision for adding a lot of this software intelligence to maybe your Accelar [sp] product and also your Shasta product? Thank you.

Clarence Chandran:  Mark, thanks for that question, and I'll have Dominic come in here as well.

               One of the things that we are absolutely focused on, of course, in terms of the tremendous velocity that Alteon has is through layers four through seven. And we're really looking at the value creation at layer seven where they have tremendous velocity. And as we take this to the edge of the web, that is where we see the synergy between Nortel and Alteon coming together with some of the solutions that Dominic talked about. With respect to the great velocity they continue to have in the Internet data center, we will absolutely not be interfering with that, we'll be adding more velocity and scale and agility from our supply chain, our customer care, for the flawless installation and ongoing engineering services of this. And let me first pass it over to Dominic to talk about some of his thinking at layers four through seven for the product.

Dominic Orr:   Hi, Mark. In the Internet data center, like Clarence said, the momentum of Alteon is very strong, the 700 is just coming out of the gate, and we couldn't ship enough, so to speak. So, the real synergy is through the Integrated Service Director, we can actually load a lot of software in service provisioning, in the use of profiling, and localization. A lot of this edge intelligence capability, and I have to add, through this Shasta technology we can very easily apply immediate independent access.
               That is to say cable, broadband, DSL, and 3G wireless. There's a tremendous leverage point through the Alteon/Shasta technology backhanding all three media.

Clarence Chandran:  One other from Bill Conner to talk about here, Mark.

Bill Conner:   Hello, Mark. The one other key attribute is, unlike other
               architectures Alteon's hybrid in terms of it is massively distributed processing architecture that then has software laid on top of it will make it very nice in terms of integrating layers four to seven on top of the 8600, which is a layer three switch. So, if you think of Optera Metro, Shasta, or our 8600, it's a natural software lift into those product streams.

               The other interesting integration, though, is as e-business starts to look at high priority, mission critical applications, the software integration between Alteon's capabilities and ours clarify around ECO Raum [sp], and E Front Office, and web enablement of that, is going to be an interesting ability that Nortel will be able to bring in terms of any media, any time, real time, high speed, high performance capability off of the Alteon ISD platform.

Mr. Sue:       Great thank you.

P. Malcolmson: Can we have our next question please, operator?

Operator:      Your next question comes from Ken Leon of ABN Amro. Please proceed with your question.

Mr. Leon:      Yes.  Congratulations.  Two questions.  One, either for Clarence or Dominic. Are there other addressable markets for Alteon besides the traditional ones such as, possibly, wireless? And for Bill, how will you integrate this organization with your sales and sales support people? And also, how it fits with products you have?

Clarence Chandran:  All right, Ken, thank you. With respect to the unit that
               Dominic will be running, he will absolutely lead the content aware strategy, and the content splitting strategy for Nortel. So, this is a Nortel asset and, in fact, will straddle the enterprise business and the service provider and carrier business and he will instantly have the ability to scale sales, engineering, customer care and the supply chain globally and you're very familiar with our capability there.

               With respect to the further opportunities they have, if you look at the absolute premier customers, the portal customers from Yahoo, and Excite@Home; the on-line destinations of Buy.com, DLJDirect, CitySearch, Ticketmaster Online; the web hosters, Exodus, Lifecloud [sp], Navjax[sp]; ISP's such as UUNet [sp], Cable & Wireless, Global Crossing, DTE Internet, we are now taking this from the level of today to the real high performance Internet of tomorrow and those customers are at the leading edge of this, and that's the opportunity that Dominic has, and I'll ask him to address some of that.

Dominic Orr:   So, in terms of product integration, we have recently introduced a platform called Integrated Service Director, which allows us to very rapidly introduce software as an adjunct to the core layer seven switching, the level S capability, and it is going to be primarily through this ISD platform that we will rapidly deploy software to support the existing Nortel access equipment capabilities.

               In relation specifically to the wireless question, we already have, in fact, software running on supporting the web protocol, the web application --- the wireless application protocol, health check, and so on, and that would be almost immediately applicable into this application.

Ken Leon:      And finally, just the size of the addressable market today for
               Alteon and out in 2002?

C. Chandran:   According to IDC, and the work that we've done, Ken, the market is approximately $4 billion, 'til the year 2004, and growing rapidly.

Ken Leon:      OK.  Thanks so much.

P. Malcolmson: Thanks, Ken, next question, please.

Operator:      Your next question is from Greg Geiling of JP Morgan, please proceed with your question.

Greg Geiling:  Yes, good morning. Clarence, I was wondering if you could just talk to us a little bit more detail on some of the financial implications here? I think I saw that it was accretive next year, but some of the potential revenue synergies and things like that?

               And for Bill, you talked about this earlier, but if you could maybe talk a little bit more broadly to us about how this dominant position at Nortel is developing on the edge of networks, if you will? How that can be tied into the traditional enterprise business, and how those two pieces of the pie together can help get the growth in the enterprise business back to industry type levels? Could you just talk more broadly about the strategy there?

C. Chandran:   OK, Greg.  Hello, again.  With respect to the synergies, we absolutely see massive synergy in content at the edge of the network, and, as I've said to you and others, the velocity at which Shasta is growing will now further increase the Optera
               Metro solution, the Promatory solution, the Cornerstone solution for cable, and as we begin to deploy the third generation network for BT in the UK, which already has an optical interface to the IBTS, and with the wireless access protocol solution that Alteon has, we see a full suite of capability coming there.

               So with respect to growth, we see tremendous synergies there, but it's still too early to give you a specific numbers, but we'll happy to do that the next quarter, when we talk about it and the transaction is closed. With respect to the specifics of the financials, I'll have Paul Malcolmson give you a brief comment.

P. Malcolmson: Greg, just to recap, as Keith mentioned, the transaction is expected to be neutral this year, calendar 2000, closing in the fourth quarter, we anticipate, and slightly accretive in calendar 2001, until-- in summary, there's no change to the financial guidance that we gave on Tuesday afternoon for both years, for 2000 and for 2001.

Bill Conner:   Greg, you asked about kind of where this goes with enterprises.
               As you well know, we're now on the growth phase of transforming enterprise solution business, and that was really built around convergence of data and telephony, and we delivered on that piece.

               We've also moved our routing to the edge, with Open IP, and what that does is move routing to devices, PDAs, cell phones, operating systems, and network processors at the edge of a network and then we launched our e-business initiative with Clarify and Pharaphonics [sp]. What Alteon does now is take a look at that e-business capability as it goes to business-to-business, there's a whole set of customers that are, like all of them in enterprise, that are trying to do business-to-business e-business. As they move toward that Web capability, they're looking for ability to differentiate the service performance and the performance of those applications to the endpoint. So what Alteon will be able to do is leverage our layer three capability on 8600 or in our Metropolitan Network for storage or optical data centers for enterprises and give it an application-aware capability that's going to be critical to differentiate your different businesses from one business to another business as well as the application that run the business, from sales to service and supply chain management. As you well know, those are all different applications -- the quality of service in having Alteon's capability to get at the layer four/seven capability and truly understand what's in that, to differentiate it, is going to be fundamental over the growing base over the next two years.

G. Geiling:    Great, thank you, guys.

P. Malcolmson: Next question please.

Operator:      Your next question is from Tim Anderson from Salomon Smith
               Barney. Please proceed with your question.

Tim Anderson:  Good morning. Two questions here. First one - this is more for you, Dominic, I think -- what's going to be happening with the NIC [sp] business, which I know isn't really the focus of the acquisition, but showed some pretty strong growth? Second one is also, can you give us a sense about how long it's going to take to actually port the software, the Alteon software, over to Shasta and Clarify, and make that integration move smoothly?

D. Orr: Good questions. The NIC business has always been a facilitator to marginize [sp] the service to gigabit in action, and it has been an independent system-- it's been-- I think we will continue to run that as an independent business. It grew 50 percent quarter over quarter last quarter, so it was-- it was a strong business. So we have no change in strategy there.

               Regarding to the integration of the technology, I want to emphasize one thing-- one thing that gets me very excited is other than the vision point of integrating this technology, I feel most immediate leverage of having this equipment just lying side by side and through this strategic control point. That is-- that is-- for example, if you put together the Shasta equipment and the Alteon Web switches in a POP already, we can see the value add of the two sets of equipment reinforcing one another. Now, if you add into the integrated service director, it's a very programmable environment, you can see that within, I would say, in two quarters' timeframe, you would see already some specially developed functionality that can be achievable. So I'm very encouraged in that respect.

P. Malcolmson: Thank you.  Next question, please.

Operator:      Your next question is from Troy Houttenstein from UBS Warburg.
               Please proceed with your question.

Troy Houttenstein:  Hi guys.  Just wondering, is there any kind of price points where the deal, you guys would have any kind of walk-aways, or anything along those lines?

P. Malcolmson: There's no collar.

T. Houttenstein: OK.  And what's the deal-break fees from both sides, from the
               Alteon and the Nortel?

P. Malcolmson: We haven't disclosed that.  I would say normal for the industry, and when the public filings are made, I'm sure that amount will be made public.

T. Houttenstein: Okay, thank you.

P. Malcolmson: Next question, please.

Operator:      Your next question is from John Nguyen of Wit Soundview - please proceed with your question.

John Nguyen:   Hello, yes, this is John Nguyen calling in for Truc Do, and you were alluding that the opportunity that you see even greater is in the wireless area, with 3G web and things of that nature. Can you elaborate on that?

C. Chandran:   We don't see it as even greater, but certainly as great an opportunity across the board as we bring together the optical
               Internet data center and third generation wireless into the data center, so those two huge engines, we believe, are pretty well in balance, and as you very well are aware, the third generation networks, as they begin to deploy in Europe, will take some time, as the auctions begin to roll out and of course what Nortel
               Networks is doing here, with the optical and wireless Internet, is to create the edge to edge broadband solution, which straddles e-business, wireless, and content-based services, regardless of whether it's wireless or wireline.

J. Nguyen:     So, so, as a follow-on...

D. Orr: --comment as one of the part of content switching platform is session set-up and tear-down rate compared to regular packet switches. And the reason there's more opportunity in wireless access is just because of the amount of devices and the amount of session set-up and tear-down is so drastic that normal servers would not be able to do the job.

C. Chandran:   Also, from a footprint point of view, the footprint that we see is much smaller, 20 to 50 percent smaller. The throughput, in terms of competitive differentiators, is 20 to 40 percent higher, and in terms of capital outlay we see the Internet data center as being approximately 35 to 50 percent lower. So we see tremendous velocity in the business case for the performance of the solution.

J. Nguyen:     So, as a follow-on to this, do you quote it that the IDC
               suggested the addressable market size for content switching is in the $4 billion range by the year 2004 - does that include the opportunity in the 3G wireless Web area?

P. Malcolmson: No, it does not.

J. Nguyen:     OK thank you.

J. Malcolmson: Thank you.  Next question, please.

Operator:      Your next question is from Walter Piecyk from PaineWebber. Please proceed with your question.

Walter Piecyk: Thanks.  Just two questions on integration, one on technology, and then just on the other, the deal.

               And Bill, don't take offense to this, but everyone is talking, I guess, about Shasta and Clarify; that seems like more of an enterprise issue. Isn't the value more on, you know, Web hosters, small ISPs, and in that case, given the kind of new relationship with Juniper, what are the plans of integrating with that product, you know, given that, I think, you're out of that market for a couple of years? Are you going to try to integrate it with Juniper and then come back a couple years from now and integrate this product?

C. Chandran:   This is Clarence Chandran.  The addressable market clearly that we have in our headlights is the service provider carrier, the Web hosting, and the next generation of companies that we've talked to you about. This product will not be integrated with Juniper; it will be integrated with the Optera packet core, which scales to terrabits, and will be out in the first quarter of next year, on schedule. Dominic.

D. Orr: Basically, our technology is typically applied between routers and servers. For those of you who don't know that we have shipped over 13,000 Web switchers worldwide, and all of them, 100 percent, are situated between content servers and routers, and our job is really to do the sessions, set up and tear down, and load balancing, and so on - to support scaling. And the major business so far, like you highlighted, was in Internet data centers, but as the content delivery network, the caching network, the streaming meetings network and so on, taking the server to the edge, content-switching technology follows the server to the edge, and that is the big wave of market

W. Piecyk:     I'm sorry, was there another answer?

P. Malcolmson: No.

W. Piecyk:     OK.  The second integration question is, you know, the $8 billion purchase of Bay Networks, some may suggest it didn't necessarily have the best integration over the past couple of years. Just wondering, what are you going to do different this time, with this particular acquisition?

C. Chandran:   I think that's an irrelevant question; we've got this down to a science with respect to all of the acquisitions that we've done, and Bay has contributed tremendously to Nortel's success.

W. Piecyk:     OK, thanks.

P. Malcolmson: Thank you.  Next question, please.

Operator:      Your next question is from Mark Edelen of Thomas Weisel Partners.
               Please proceed with your question.

Mark Edelen:   Hi, guys. I have a quick clarification, and then I have a
               follow-up. Just on the actual terms of the deal, you said it was-- the printed price on the tape is for $7.8 billion, but the share count that you gave with the transaction- would infer something differently. Can you give a quick clarification, because I think there is a misunderstanding out there, given the way both stocks are trading?

P. Malcolmson: Sure.  No problem.  The calculation is on a fully diluted basis, so it would also include options that are outstanding.

M. Edelen:     OK, so the actual price is $7.8 billion?

P. Malcolmson: 7.8

M. Edelen:     OK, thank you. And then also, more on an integration issue, looking at the layer three product, Dominic, just wanted to get a sense-- you know, you talked about timing with integration on the Shasta side -- wanted to get a sense about integration with the layer three products and timing on that. We've seen that load balancing has been, you know, a real wedge into the data center.
               I wanted to get a sense of timing on integration, and also, the control mechanisms that you'll have over that business line.
               Thanks.

D. Orr: To be completely honest, a lot of the focus and excitement when we do the due diligence has been focusing on the Internet core, and the edge for networking capabilities that we mentioned. Clearly, there are tremendous opportunities for the enterprise business because currently, our third-party relationship going on in that business within Nortel and as fast as we can, we're going to go in and replace that and get along with the integration work.

B. Conner:     And I think the other piece of that is we're just-- our 8600 layer three switch, you know, 12 days ago, and we're over-subscribed for that product, with hundreds of customers, as we speak. So the ability to take that leadership position and you know, a lot of industry analysts are writing about and a lot of people are doing bakeoffs, and we're beating everyone in the layer three platform. Now we can truly offer layer three to seven, in a combined fashion.

M. Edelen:     I see.  Thanks, guys.

P. Malcolmson: Thank you.  Next question, please.

Operator:      Your next question is from Simon Ulcickas of Chase Securities.
               Please proceed with your question.

S. Ulcickas:   Hi, could you tell me what regulatory filings are required here in the U.S. and in Canada and your hopeful timing on when you'll make those filings?

P. Malcolmson: Yeah, they're customary filings.  We can perhaps follow-up with you more specifically, but just the normal filings.

S. Ulcickas:   OK.  And also, are there are any performance or earnings tests on
               Alteon's part?

P. Malcolmson: No, there aren't.

S. Ulcickas:   Thanks a lot.

P. Malcolmson: Operator, we have time for one more question before closing.

Operator:      Thank you.  Your final question is from Mark Lucey of TD
               Securities. Please proceed with your question, sir.

Mark Lucey:    Just wouldn't mind hearing, as related to the options vesting as part of this deal, about whether there's any special provisions in terms of employee retention or maybe more specifically, key senior management retention and expectations of people staying on, what kind of provisions are there to provide incentives along those lines? And perhaps a product-oriented question, as in your points of reference in terms of talking about product performances were more against the IP routing and switching versus perhaps other load balances out there, from the Arrowpoint or Foundrys of the world; perhaps if somebody could elaborate on the differentiators versus the Foundry and Arrowpoint approaches?
               That would be helpful, thank you.

D. Orr: Those are two separate and related questions, right, as I understand it. If you look at Alteon's population, we grew from 90 people a little bit over a year ago to 180 people. Just nine months we went IPO, and we are now about 500 people, so clearly the bulk of this talent has been recruited recently, so they are in the very early stage in our stock options program, so we will have a very good effective retention mechanism there. So I'm very excited that those mechanisms are in place.

               Regarding the differentiation between Foundry and Arrowpoint's approach and Alteon's approach, basically, we have layers four through seven proper running on purpose-built [?] for port network processor in a distributed architecture, versus layer two/three switch architecture with a centralized processor running layer four through seven software. And the advantage of that is not only performance, but incredible amount of CPU headroom for future software upgrades, and that is a very important aspect.

C. Chandran:   Great.  Ladies and gentlemen, thank you so much for joining us this morning on such short notice, but we're delighted to be able to continue the performance that Nortel Networks has delivered now with a tremendous new partner in Alteon, and we look forward to chatting with you all individually. Thanks.

P. Malcolmson: Again, I'd like to thank you all for joining us this morning.  As usual, if you have any questions, please contact our investor relations team. Good day.

Operator:      Ladies and gentlemen, that does conclude your conference call for today. We thank you for participating, and please disconnect your lines at this time.


Certain information included herein is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; and the impact of increased provision of customer financing by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction to be filed with the Securities and Exchange Commission by Nortel Networks and Alteon WebSystems, as it will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Nortel Networks and Alteon WebSystems at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Nortel Networks Corporation, Attention:
Investor Relations 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Alteon WebSystems, its directors, executive officers and certain other members of Alteon WebSystems' management and employees may be soliciting proxies from Alteon WebSystems' stockholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.